SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005 (August 17, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” “believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited

Full Year Results

30 June 2005

Doug Tough – Chief Executive Officer

Rustom Jilla – Chief Financial Officer

Ansell 2005 Agenda

Review of Business / Key Issues - Doug Tough

Review of Financials - Rustom Jilla

The Future - Doug Tough

Continued Positive Performance – 4 year Commitment Delivered

F’04 $791.9

F’05 $823.9 $M

Sales

+4.0%

Segment EBITA

+11.1% $104.1 $115.7

Profit Attributable Pre – SPT write down

+36.5% $50.4 $68.8

EPS – Continuing Business US41.1¢ +47% A54.5¢ +39%

Dividend A17¢ +31%

F’05 Profit Attributable after SPT write-down was $7.9 m. EPS was US4.7¢ and A6.7¢ US dollars used in all slides unless otherwise specified

Head Winds and Wins

Head Winds:

Pricing Competition on exams

Largest Condom Tender not awarded (Brazil) Latex & Petroleum based Product Cost Increases

Wins:

Exceeded Four Year Market Segment EBITA Commitment Sales/EBITA Improvement in Europe Especially H2 Professional Growth Momentum in H2 Cash Generation – Free Cash Flow Up 23%

Successful New Product Introductions: Innovation Pipeline expanding Broad Portfolio again Beneficial Solid second half: Good Trend

Summary Grid – F’05 v F’04

SALES

Occupational Professional Consumer Total

Asia Pacific

EMEA

Americas

4.0%

Total

SEGMENT EBITA

Occupational Professional Consumer Total

Asia Pacific

EMEA

Americas

Total 11.1%

Note: < -2% From -2% to +2% > +2%

Occupational Business

50% of Revenue and 53% of Segment EBITA

$M F’04 F’05

Sales

HyFlex® 66.4 84.0 +27%

Knitted 46.6 49.3 +6%

Disposables 79.5 80.5 +1%

All Other 195.3 200.5 +3%

Total Sales 387.8 414.3 +7%

EBITA – Segment 52.8 61.0 +16%

EBITA – Sales 13.6 14.7

Volume 27%, Global Growth New materials/technologies Volume Growth offset by mix shift

Mature products

CE, 2%

Chemical, 10%

Food Processing, 13%

Food Service, 5%

Rest of World Auto, 10%

US Auto, 8%

General, 52%

Strategy:

Continued concept of hand injury solutions

Enhanced Solution Selling “value-added” business model New products to build on ergonomic technology advantage Opportunistic line extension

Professional Business

34% of Revenue and 28% of Segment EBITA

$M F’04 F’05

Surgeons: Branded PF 60.2 70.8 +18% European strength, global growth

Powdered 69.9 65.8 - 6% Conversion losses

Synthetic 12.9 15.0 +16% Gaining traction in all regions

Other 4.9 3.7 -25% Bulk unbranded down

Exam: Powder Free 68.8 69.7 + 1% New products, Vol +5%, ASP -2%

Powdered 14.3 12.5 -13% Price competition & conversions

Synthetic 27.5 31.3 +14% Growth across product range

Other: 13.1 10.4 -21%

Total Sales 271.6 279.2 +3%

EBITA – Segment 28.7 32.7 +14%

EBITA/Sales 10.6% 11.7%

Strategy:

Hand Health Management / Infection Control.

Innovation focus on high value add new products/technologies Cost reduction focus on existing exams.

Consumer Business

16% of Revenue and 19% of Segment EBITA

$M F’04 F’05

Sales

Condoms: Branded Retail 76.4 74.7 -2% European Emerging markets strong, US and UK down

: BID, Gov’t, OEM 26.7 26.7 New tenders offset Brazil

HHG & Other 29.4 29.0 -1% Recovery in H2

Total Sales 132.5 130.4 -2%

EBITA – Segment 22.6 22.0 -3%

EBITA/Sales 17.1% 16.9%

Strategy: Differentiation through product/marketing innovation in Retail Asset utilization through public sector and private label supply New product development and extensions: 4Play, VIBE Expand demand for unique foam-lined HHG

Ansell

Product Developments

100 YEARS OF PROTECTION

Occupational:	HyFlex® CR+	- Intercept Yarn, High Cut Resistance
	HyFlex®	- Additional Line Extensions
	Vantage®	- Automotive application using Intercept Yarn Technology
Professional:	Surefit™	- Cuff roll down prevention innovation
	Hydrasoft	- Hand care coating technology
	Smooth Nitrile	- Improved product; fit feel
	MicoTouch® ErgoGrip™	- Ergonomic glove for Dental market
Consumer:	Ultra Thin	- Innovation/product improvement
	4 Play by LifeStyles,	- Product Extensions
	VIBE 4U®	
	HHG SuperFoam	- Product refreshments

Rustom Jilla Chief Financial Officer

Financial Results

F’05 - Solid Overall Fundamentals

TSR

- Buybacks - EPS - Dividends

Portfolio P&L Working Capital Cash Flow

Delivering Total Shareholder Return

EPS (Pre SPT write-down) A26.7¢ A39.1¢ A54.5¢

ROE (Pre SPT write-down) 5.6% 8.8% 12.6%

Dividends A11¢ A13¢ A17¢

10.5 10 9.5 9 8.5 8 7.5 7 6.5 6 5.5 5 4.5 4 3.5 3 2.5

1

July 02 31 Dec 02 30 June 03 31 Dec 03 30 June 04 31 Dec 04 30 June 05

10.5 10 9.5 9 8.5 8 7.5 7 6.5 6 5.5 5 4.5 4 3.5 3 2.5

F’03 TSR -11%

F’04 TSR 34%

F’05 TSR 32% $6.58

$3.70

3,228 $5.85

$3.94

3,027

AUD

USD

ASX 200 $7.74 $5.35 3,533

AUD +53% $10.04

USD +207% $7.65

ASX200+31%

4,228

Sales Grid F’05 v F’04

1st Half

Occupational Professional Consumer Total

Asia Pacific

EMEA

Americas

+3.0%

Total

2nd Half

Occupational Professional Consumer Total

Asia Pacific

EMEA

Americas

Total +5.0%

Note: < -2% From -2% to +2% > +2%

F’05 Profit & Loss

$M F’04 F’05 Change

Sales 791.9 823.9 +4%

Operating EBITA 93.7 109.2 +17%

SPT Write down - 60.9

EBITA 93.7 48.3

Goodwill 15.2 15.3

Interest & Borrowings 11.9 7.3

Tax 14.8 16.4

Minorities 1.4 1.4

Profit Attributable: Pre SPT write down 50.4 68.8

Post SPT write down 50.4 7.9

Gross Margin : Sales 40.1% 40.9% +80 pts

Operating EBITA : Sales 11.8% 13.3% +150 pts

Sales F’04

AP 120

EMEA

285

AM 387

F’05

AP 123

EMEA

306

AM 395

Segment EBITA

AP 29.5 EMEA 28.5 AM 46.1

AP 29.3 EMEA 35.3

AM 51.1

Sales and Segment EBITA benefit from currency

F’05 S&T accounting change impact on Segment EBITA + $1.6M Professional plant restructuring costs - $0.7M impact on Segment EBITA Operating EBITA net benefit of $1.5M; superannuation refunds, partly offset by legacy costs & non-operating plant costs

F’05 Balance Sheet

$M 30 June 04 30 June 05

Fixed Assets 156.9 149.0

Goodwill & Intangibles 202.1 187.8

Other Assets/Liabilities (24.7) (29.0)

Investment in SPT 138.4 95.0

Working Capital 168.6 168.8

Net Operating Assets 641.3 571.6

Net Debt 82.2 111.9

Shareholders’ Funds 559.1 459.7

ROA % (excluding SPT ) 19.1 22.6

Gearing % (Net Debt: Net Debt & Equity) 12.8 19.6

F’05 write-down of carrying value of equity investment in SPT was $60.9M Reduction in shareholders funds also due to $122M share buyback

F’05 Cash Flow

$M F’04 F’05

Operating EBITDA 113.0 127.8

Working Capital (1.6) (0.2)

Tax Paid (11.3) (12.3)

Capital Expenditure (9.8) (10.6)

Interest Paid (Net) (14.0) (10.9)

Free Cash Flow 76.3 93.8

Share Buy Back (47.9) (121.7)

Dividends (21.9) (17.7)

Other 35.5 15.9

(Increase)/Reduction in Net Debt 42.0 (29.7)

“Other” includes proceeds from sales tax refunds, property sales, collections from non-trade receivables (all F’04) and FX movements (in both F’04 and F’05)

South Pacific Tyres

Below plan F’05 H2 resulted in A$80M non cash write-down

Net Book (Carrying) Value (A$M) 2004 2005

Investment 138 58

Loan (including accrued interest) 63 67

201 125

SPT continues to run well behind 2001 Restructure Plan

Investment carrying value depends partly upon future trading expectations and not guaranteed. It will be reviewed and adjusted, if necessary, each half

Options Structure

Ansell can “put” to Goodyear from 13 August 2005 to 12 August 2006

Goodyear can call from September 2006 to February 2007 Ansell likely to wait until end of Option Period

Strong Position

Going into our second century … Ansell is positioned for Organic Growth and/or Acquisitions or further Re-distributions to Shareholders with:

Gearing a modest 19.6% even after $122M Buy Back in December 2004 Interest Cover of 17.6X

Debt of $220M Fixed for Average of 3 1/2 Years at 4.5% Free Cash Flows of over $90M/year Moody’s recent “Improved Outlook” for Ansell

Doug Tough Chief Executive Officer

Wrap Up

Market Commitment Met

In April 2002 Ansell Committed to 50% Segment EBITA growth by F’05

US$ Forecast Actual Growth

F’01 - 77.4 9

F’02 >77 84.7 9 +9.5%

F’03 >92 93.6 9 +10.5%

F’04 >103 104.1 9 +11.1%

F’05 115 115.7 9 +11.1%

Four Year Forecast Achieved ..... Commitment Delivered

F’06 Guidance

Outlook

Some Head Winds Re Latex and Currency expected to reduce EBITA growth rate Ansell will provide EPS Guidance for Current Year only F’06 EPS Guidance to be approximately US54¢ -US57¢ a Share

(Up solidly on F’05 EPS adjusted to US50¢ for Australian accounting standards changes)

Strategic Evolution

From meeting multi-year Segment EBITA commitments to advancing Ansell Growth Strategy for F’06 and Beyond

Methodology:

Organic Growth Geographic Focus Technology Bolt in Acquisitions StrategicInitiatives

F’05 Base

2006 and Beyond

Organic – New products, channels Geographic – Market expansion in several ‘emerging’ markets Technology – NPD in combination with others for superior products Acquisitions – Agreed strategy with Ansell Board

Overall platform for sustained, superior sales and profit performance

ANSELL LIMITED

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: August 17, 2005